UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89621T108

(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 89621T108	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
SG Enterprises II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 82,805,004 currently outstanding Common Shares and 4,344,036 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC).  The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis.  See Items 3 and 5 of this Schedule 13D.

Page 2 of 6 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
John W. Stanton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 82,805,004 currently outstanding Common Shares and 4,344,036 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC).  The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis.  See Items 3 and 5 of this Schedule 13D.

Page 3 of 6 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
Theresa E. Gillespie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 82,805,004 currently outstanding Common Shares and 4,344,036 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC).  The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis.  See Items 3 and 5 of this Schedule 13D.

Page 4 of 6 Pages

The following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG Enterprises”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017 and by Amendment No. 1 filed with the SEC on August 31, 2021.  Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG Enterprises.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by inserting the following as the last paragraph thereof:

“On August 31, 2021 the Issuer announced that Trilogy LLC has requested that holders of Class C Units consider exercising their contractual right to redeem their Class C Units. Trilogy LLC may elect to repurchase the Class C Units of a holder that exercises its redemption right for either an equivalent number of Common Shares or for a cash amount based on the weighted average trading price of the Common Shares during the twenty consecutive trading days prior to the date such Class C Units are redeemed. Trilogy LLC has informed holders of Class C Units that Common Shares will be issued to any holder who exercises its redemption right.

On September 3, 2021, the Reporting Persons redeemed 16,173,090 Class C Units (the “Redemption”). The Reporting Persons have advised the Issuer that they currently have no intention to sell any of the Common Shares that they hold, including any of the Common Shares they received in connection with the Redemption.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule is hereby amended by deleting the existing text thereof and inserting the following text in its stead:

(a) and (b) As a result of the consummation of the Redemption, the Reporting Persons beneficially own and share voting and investment power over 16,908,563 Common Shares, representing approximately 19.4% of the issued and outstanding Common Shares after giving effect to the redemption of all outstanding Class C Units for Common Shares or 19.4% of the total outstanding voting power in the Issuer. The 16,908,563 Common Shares owned by the Reporting Persons represent 20.4 % of the outstanding Common Shares of the Issuer.

(c) The information set forth in Item 3 is incorporated by reference into this Item 5.

Except as set forth or incorporated by reference into this Item 5(c), the Reporting Persons have not effected any transactions in the class of securities reported on herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.”

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2021

SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Manager

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

 Page 6 of 6 Pages